January 20, 2017

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

The Zweig Fund, Inc.

CIK 0000812090

(File No. 333-214955)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on December 19, 2016, pertaining to the Joint Proxy Statement/Prospectus that was filed on Form N-14 8C by The Zweig Fund, Inc. on December 7, 2016. Where noted, changes, as applicable, have been made to the proxy statement/prospectus.

Set forth below is each comment and the Registrant’s response thereto.

1.	Comment:	In the Q&A section, the response to Question 5 on page (ii) indicates that ZF will be the surviving corporation and DCA will be the accounting survivor. Please provide the NAST analysis to justify this determination.

Response:	The North American Security Trust letter sets forth the following factors that should be analyzed when determining an accounting survivor: Funds should compare the attributes of the surviving fund and the predecessor fund to determine if the surviving fund closely resembles the predecessor. Funds should compare the investment advisers, investment objectives, policies and restrictions; expense structure and expense ratios; asset size and portfolio composition.

Effective September 7, 2016, ZF appointed the same investment adviser and subadviser as those that managed DCA. The Funds’ investment objectives and policies are substantially similar, and, since the adviser and subadviser change on September 7, ZF’s principal investment strategies are identical to those of DCA. As to portfolio composition, the surviving fund will continue to be managed by the same subadvisers using the investment strategies according to which DCA has been managed since December 2011 and ZF since September 7, so DCA has resembled the surviving fund following the merger for a longer period. The surviving fund’s expense structure is identical to that of DCA, as the administration fees for ZF have been aligned to be

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similar to DCA and ZF is moving from borrowing on margins and short selling to a committed credit facility that is substantially similar to leverage utilized by DCA, and the expense ratios of the combined fund are expected to be slightly lower than those that apply currently for DCA. Furthermore, the performance of the DCA more accurately reflects the true performance of the subadvisers using the investment strategies to be applied to the combined fund. Given these factors, we believe that DCA is the appropriate surviving fund, its smaller asset size notwithstanding.

2.	Comment:	In the Q&A section, in the response to Question 5 at the end of the third sentence at the top of page (ii), please include an estimate of the total costs for the Reorganization that will be borne by the Funds.

Response:	Requested disclosure has been added that the total cost for the Reorganization are estimated to be $325,000.

3. (a).	Comment:	In the Q&A section, in the response to Question 7, please provide a response to the question describing how similar the Funds are before providing details on each Fund.

Response:	Requested information has been added to state that the Funds’ investment objectives are substantially similar and their principal investment strategies are identical.

(b).	Comment:	In the Q&A section, in the response to Question 7 in the second paragraph, please add a statement that ZF invests in infrastructure companies.

Response:	Requested information has been added to state that ZF pursues its investment objective by investing globally in equity securities of owners/operators of infrastructure and by investing across 14 sectors of the fixed income markets currently identified by the subadvisers to generate high current income and total return.

4.	Comment:	In the Q&A section, in the response to Question 9, please disclose whether the Funds will obtain a tax opinion.

Response:	Requested disclosure has been added that, as a condition of closing, the Funds will obtain a legal opinion regarding the tax-free nature of the Reorganization.

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January 20, 2017

5.	Comment:	In the Q&A section, in response to Question 10, please consider deleting the last sentence of the response because the statement appears to provide an artificial comparison of the Funds by not including certain items that shareholders should regularly expect to incur.

Response:	The referenced disclosure has been removed as requested.

6.	Comment:	In the Q&A section, please confirm that the expense comparison in response to Question 10 does not include the effect of the administration fee waiver described in the second paragraph of the response to Question 11.

Response:	The expense comparison provided did not include the effect of the administration fee waiver. A separate statement has been added to reflect that pro forma expenses are estimated to be 1.92% after taking into account the administration fee waiver.

7.	Comment:	On page 6, Reasons for the Reorganization, in the last bullet point, clarify what is meant with ‘the potential for NAV recovery and appreciation.’ If this is referring to the potential for narrowing of the trading discount, also add disclosure that there is no guarantee that shares will have a narrower discount.

Response:	The referenced disclosure has been removed from page 6 and page 61.

8.	Comment:	On page 7, Investment Objectives and Principal Investment Strategies, with respect to the taxable event described in the second paragraph, please explain whether and how ZF shareholders were provided prior notification of the tax events.

Response:	ZF shareholders were furnished with three separate communications that each provided them with advance notice of the distribution of taxable capital gains to ZF shareholders that is described in the disclosure cited in the above question. The distribution occurred on January 10, 2017. The first such advance notice was provided in a proxy statement of ZF dated December 6, 2016 (on page 4 thereof); the second was in a press release by ZF dated December 19, 2016 announcing the distribution and providing an estimated amount of such distribution; and the third advance notice occurred in a press release by ZF dated January 3, 2017 announcing the exact amount of the distribution to be paid on January 10, 2017. The Registrant has furthermore determined to remove this paragraph from this proxy statement because it will not be mailed to ZF shareholders until

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January 20, 2017

several weeks after the distribution in question was made, so this disclosure no longer serves its intended purpose of providing ZF shareholders prior notice of future taxable events.

9.	Comment:	Please confirm to the Staff that fees and expenses presented in the Fee Table section beginning on page 7 are current fees. The Staff notes that information for ZF in the first table does not tie back to its 6/30/2016 tables. The 6/30/2016 tables reflect an expense ratio of 1.55%, while the table on page 8 has an expense ratio of 1.81%. Please explain the discrepancy.

Response:	The table differs from the 6/30/2016 info because it incorporates the impact of the tender offer conducted by ZF on 6/3/2016 for 15% of the outstanding shares and reflects the ratios as of 5/31/2016. Furthermore, per the Staff’s recommendation in Comment 10 below, the referenced table has been removed from the N-14.

10.	Comment:	In the section Fee Table beginning on page 7, rather than providing two separate fee tables, please provide only one fee table that is most representative of the current fee structure for the Funds, i.e. table with updated use of leverage and rates.

Response:	The first fee table, which reflects ZF’s previous costs of leverage, has been removed. The remaining expense table reflects the current cost of leverage to both Funds and as it will be used for the combined Fund.

11. (a)	Comment:	In the section Fee Table, please explain why the management fee will be higher for ZF, and please add discussion of the higher fee in the Q & A section.

Response:	The contractual fee for ZF does not change. The investment management fee is charged on managed assets, but the fee rate in the table is reflected as a percentage of net assets. The table reflects net assets attributable to Common shares, which includes a higher use of leverage built into the table.

(b)	Comment:	In the Fee Table on page 9, please add a footnote to the administrative fee waiver that describes how long the waiver will be in place, whether it is contractual, how it can be terminated, etc., and any ability of the Adviser to recoup any of the waiver expenses.

Response:	The following footnote has been added to the administrative fee waiver:

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January 20, 2017

“Virtus Fund Services has contractually committed, for a period of two years (with no ability for early termination) from December 2, 2016, to waive receipt of a portion of its fee to ensure that the total administration fees paid by ZF do not exceed the rate previously paid by ZF —i.e., 0.065% (expressed as an annual rate) of the Fund’s average daily managed assets during the previous month. This amount is not subject to recoupment. ”

(c)	Comment:	In the Fee Table on page 9, please add “After Waiver” to the last line item with Total Annual Expenses.

Response:	Requested disclosure has been added.

12.	Comment:	On page 9, in Footnote (c), please define ‘managed assets.’

Response:	The footnote has been revised as follows:
“Each Fund’s investment management fee is paid on average daily managed assets. Managed assets are equal to the total assets of the Fund minus the sum of all accrued liabilities of the Fund (other than the aggregate amount of any outstanding borrowings or other indebtedness, entered into for the purpose of creating financial leverage). Amounts shown reflect the fee as a percentage of average daily net assets.”

13.	Comment:	In the section Comparison of the Funds, on page 10, add a description of how the administrative fee is calculated.

Response:	Disclosure has been added into the table to reflect that the administrative fee is calculated on each Fund’s average daily managed assets.

14.	Comment:	In the description of Investment Objectives on page 11, consider whether ZF has a greater emphasis on capital appreciation in its investment objective, as income is designated as a secondary objective, when compared to DCA whose objective consists of both capital appreciation and current income.

Response:	In reviewing each Fund’s investment objective, the Registrant determined that there is not a material difference between the stated objectives, so no change to the disclosure has been made.

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January 20, 2017

15.	Comment:	In the section Principal Investment Strategies/Portfolio Composition beginning on page 11, add a description of the diversification policy of the Funds, as they appear to be different.

Response:	Requested disclosure has been added, reflecting that DCA is a non-diversified investment company and that ZF is a diversified investment company, along with a description of the meaning of the term.

16.	Comment:	In the discussion of Credit Quality on page 12, please add the designation of “Junk Bonds” in the description of debt rated below investment grade.

Response:	Requested disclosure has been added.

17.	Comment:	The description of the Funds’ policies on commodities on page 18 are non-fundamental, but the Staff notes that a fund’s policy on commodities should be a fundamental policy.

Response:	The descriptions have been revised to reflect that each Fund’s policy on commodities is a fundamental policy.

18.	Comment:	In the introductory paragraph of the section Risks of the Funds on page 20, add a statement regarding how similar the risks of the Funds are, except for their diversification.

Response:	Disclosure has been added to reflect that the risks for the Funds are substantially similar, other than their diversification, as well as a statement about the difference in diversification and non-diversification.

19. (a)	Comment:	In the Industry/Sector Concentration Risk disclosure on page 26, consider using a different word, as both Funds have a policy not to concentrate.

Response:	The referenced risk disclosure has been renamed “Industry/Sector Focused Investing Risk.”

(b)	Comment:	In the section Risks of the Funds, add a risk factor description on Infrastructure Investing.

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January 20, 2017

Response:	Disclosure has been added for Infrastructure-Related Investment Risk, as follows:
“Infrastructure-related entities are subject to a variety of factors that may adversely affect their business or operations including high interest costs in connection with capital construction programs, costs associated with environmental and other regulations, the effects of economic slowdown and surplus capacity, increased competition from other providers of services, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Additionally, infrastructure-related entities may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, service interruption due to environmental, operational or other mishaps and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards.”

20.	Comment:	In the section Proxy Voting on page 33, Item 18.16 of Form N-2 requires that a copy of the policies be included with the registration statement.

Response:	ZF’s and DCA’s proxy voting policies and procedures will be filed as an exhibit to the next amendment of the Form N-14.

21.	Comment:	In the section Portfolio Managers on page 34, add a statement identifying who is jointly and primarily responsible for managing the Fund, or alternatively who is the lead Portfolio Manager supported by others.

Response:	Disclosure has been added to reflect that Mr. Smith and Ms. Luecke are jointly and primarily responsible for managing the equity portfolio of each Fund, while Mr. Albrycht is primarily responsible for managing the fixed income portfolio of each Fund.

22.	Comment:	In the section Conflicts of Interest on page 35, the last sentence states there are no conflicts of interest, but describes a situation that could result in conflicts. Please revise the statement to clarify how the conflicts are handled.

Response:	The section describes the potential conflicts of interest, as well as how these conflicts are managed, so the last sentence has been removed.

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January 20, 2017

23.	Comment:	In the section Dividends and Distributions at the end of page 37, please explain if distributions have included portions of return of capital, and if so, what is the effect thereof.

Response:	Disclosure has been added that while distributions have not included portions of return of capital, any such recharacterization of a distribution may result in different tax treatment of that portion of the distribution.

24.	Comment:	In the section Performance Information on page 43, confirm if performance returns will be shown net of expenses.

Response:	Disclosure has been added to reflect that performance returns are shown net of expenses.

25.	Comment:	On page 60, in the last sentence of the second paragraph, clarify that the value of the Reorganization Shares refers to NAV and not to market value.

Response:	The referenced statement has been revised to reflect that Reorganization Shares will be equal in net asset value to the net asset value of the DCA shares previously held.

26. (a)	Comment:	In the capitalization table on page 61, please include adjustments in the table for reorganization costs that are to be borne by each Fund. Also, include a footnote to the table that provides the reasons for any adjustments to NAV.

Response:	The capitalization table has been revised as follows:

Capitalization as of June 30, 2016

	DCA	ZF	Adjustments		ZF Pro Forma Combined Fund
Net Assets	$136,099,191	$243,100,942	$(325,000	)(a)	$378,875,133
Common Shares Outstanding	27,466,109	17,066,804	(17,908,582)		26,624,331
Net Asset Value Per Share	$4.96	$14.24	—		$14.23

(a)  Adjustment represents estimated Reorganization costs borne by the Funds.

(b)	Comment:	In the last column of the capitalization table on page 61, please explain why the NAV calculates to $4.96 while another NAV amount is provided.

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January 20, 2017

Response:	Please see corrected amount in revised capitalization table provided in response to Comment 26(a) above, which also includes the Reorganization cost estimates.

27.	Comment:	In the Governing Law section on page 62, please explain which Fund’s corporate documents will govern.

Response:	Requested disclosure has been added to reflect that ZF’s governing documents will apply to the surviving fund.

28.	Comment:	Please confirm that the description in the Required Vote section meets the 1940 Act requirement as described in Section 2(a)(42). Please revise the statement as necessary to be more clear about what is required.

Response:	Registrant notes that the required vote is subject to a higher vote requirement by the stock exchange, and confirms that the Required Vote description meets the 1940 Act requirement. The section has been revised as follows for clarification:
“Shareholder approval of the Reorganization requires the affirmative vote of more than 50% of the outstanding voting securities of DCA, which are comprised of all of DCA’s shares of common stock outstanding.”

29.	Comment:	In the section Information about the Directors on page 67, clarify for which Fund the listed directors serve.

Response:	Disclosure has been added to reflect that the directors listed serve as ZF’s directors.

30.	Comment:	On the cover page to the SAI, please confirm that the items incorporated by reference include all items required by Item 12(b) of Form N-14 with respect to DCA and Item 13(b) with respect to ZF.

Response:	Registrant confirms that the all required items are listed in the referenced disclosure.

31.	Comment:	Please confirm to the Staff that all securities held by the Target Fund would comply with the compliance guidelines and/or the investment restrictions of the Acquiring Fund.

EDGAR Operations Branch
January 20, 2017

Response:	Registrant confirms that all securities held by the Target Fund comply with the compliance guidelines and/or investment restrictions of the Acquiring Fund.

32.	Comment:	In the first full paragraph on page 3 of the pro forma financial information, please explain why the expense ratios here do not tie back to the amounts included in the fees and expenses table if the table is presented as of May 31, 2016.

Response:	The amounts are consistent with the expense table reflecting current fees and expenses, as the pro forma narrative adds discussion of the Administration Fee Waiver.

33.	Comment:	In the second full paragraph on page 3 of the pro forma financial information, please add the estimated costs of the Reorganization to be paid by the Funds.

Response:	The referenced statement has been revised to include $325,000 as the estimated cost of the Reorganization that will be paid by the Funds.

34.	Comment:	In the last paragraph on page 3 of the pro forma financial information, please include the capital loss carryforward that is disclosed on page 40 of the N-14 and whether the losses are subject to expiration or any limitation.

Response:	Referenced information from page 40 has been included into the revised pro forma narrative, attached hereto.

35.	Comment:	Please include the Valuation and Estimates footnote into the pro forma financial information presented here.

Response:	Requested information has been added to the revised pro forma narrative, attached hereto.

36.	Comment:	Please confirm to the Staff that the opinions provided as Exhibit 11 and 12 in Part C comply with Staff Legal Bulletin 19 (issued in 2011 by the Division of Corporate Finance).

Response:	Registrant confirms that the opinions provided as exhibits will comply with Staff Legal Bulletin 19.

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January 20, 2017

*           *           *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

cc:	Bill Renahan, Esq.
Ann Flood

Pro Forma Financial Information for the Period Ending May 31, 2016

Combination of Virtus Total Return Fund into Zweig Fund

(in thousands)

1. Basis of Combination

The unaudited pro forma information provided herein should be read in conjunction with the semi-annual report of Zweig Fund dated June 30, 2016 and Virtus Total Return Fund dated May 31, 2016, each of which is on file with the SEC and is available at no charge. Each of the audited annual reports of Zweig Fund dated December 31, 2015 and Virtus Total Return Fund dated November 30, 2015 is also on file with the SEC and is available at no charge.

The unaudited pro forma information set forth below for the period ended May 31, 2016 is intended to present ratios and supplemental data as if the Reorganization of Zweig Fund (“ZF”) (the “Predecessor Fund”) into Virtus Total Return Fund (“DCA”) (the “Successor Fund”) had taken place on June 1, 2015. While ZF had a tender offer which took place on June 3, 2016, ZF assets and expenses were adjusted to reflect the 15% tender offer as if it had taken place for the entire year. While ZF is expected to be the legal survivor, DCA is intended to be the accounting survivor. The combined fund is expected to provide a number of benefits to shareholders: lower portfolio trading cost, as the larger combined Fund is expected to experience a reduction in trading costs in connection with trading small share lots; and the potential for enhanced market liquidity for the combined Funds’ shares of common stock which could positively impact the trading experience for the combined Fund’s shares. The distribution rate paid by ZF is currently marginally higher than the distribution rate paid by DCA, although ZF recently adopted the same managed distribution policy followed by DCA, which targets a fixed amount rather than a fixed rate each quarter. DCA also has outperformed ZF on a one-year, three-year and five-year basis (which is approximately the amount of time the current investment managers have been managing DCA) both on a net asset value and market price basis. Given these apparent advantages, the Boards believe shareholders of both Funds will benefit from the economies of scale to be realized by a merger. In addition, the total annual operating expense ratio of the combined fund after the Reorganization is expected to be either lower or stay the same compared to each Fund’s current total annual operating expense ratio, because the fixed expenses of the combined fund following the Reorganization will be spread over a larger asset base.

As of September 7, 2016, the adviser of ZF and the adviser of DCA is Virtus Investment Advisers, Inc. The funds have the same sub-advisers, administrator, transfer agent, and custodian. Each of such service providers has entered into an agreement with the Funds which governs the provision of services to the Funds. Such agreements contain the same terms with respect to each Fund.

2. Shares of Beneficial Interest

As of May 31, 2016, from a legal survivor perspective, the net assets of the legal predecessor fund (DCA) were $126,998 and the legal successor fund (ZF) was $235,495. The net assets of the combined fund as of May 31, 2016 would have been $362,493. The successor fund’s net asset value per share after the Reorganization assumes the increase of shares of the successor fund at May 31, 2016 in connection with the proposed Reorganization. The amount of increased shares was calculated based on the net assets, as of May 31, 2016, of the predecessor fund of $126,998 and the net asset value of the successor fund of $14.08. Shares of the successor fund were increased by 9,558 in exchange for shares of the predecessor fund. It has been announced that ZF would undergo a 5% tender offer in December, while DCA will undergo a 40% tender offer in March.

3. Pro Forma Operations

May 31, 2016 expenses for ZF included the assumption that the 15% tender offer took place at the beginning of the twelve-month period. In addition, to normalize the impact of leverage, it was assumed that ZF had the same percentage and cost of leverage as DCA. ZF previously employed leverage in the form of borrowing on margin and/or using proceeds from selling securities short (“short positions”). Among other reasons and due to DCA’s historically greater use of leverage, DCA determined it to be more beneficial to its shareholders to obtain a 364-day committed credit facility from a large international bank to facilitate its use of leverage. DCA’s borrowings under the credit facility may not be called by the lender (except for an event of default) prior to the expiration of the 364-day term of the credit facility. ZF will be moving to a committed credit facility similar to that of DCA. Using these assumptions, on a pro forma basis for the twelve months ended May 31, 2016, the proposed Reorganization would result in a decrease of $247 in other operating expenses.

The Predecessor Fund’s gross annual operating expenses as of May 31, 2016 were 2.01%. The Successor Fund’s gross annual operating expenses were 2.07%. As a result of the Reorganization, the Successor Fund’s expenses are expected to remain flat at 2.01% on a pro forma basis. After the impact of the administration fee waiver that became effective on December 2, 2016 for a period of two years, the pro forma expense ratio is expected to be 1.92%.

The estimated costs of the Reorganization of $325,000, including the costs of the Meeting, preparation of the proxy/registration statement in connection with the Meeting, the proxy solicitation or any adjourned session, will be paid by

ZF and DCA in proportion to their respective net assets as of the close of business on the day that all required shareholder approvals have occurred.

4. Portfolio Valuation

Security valuation procedures for ZF, which include nightly price variance, as well as back-testing such as bi-weekly unchanged price, monthly secondary source and transaction analysis, have been approved by the Board of Directors (the “Board”, or the “Directors”). All internally fair valued securities are approved by a valuation committee (the “Valuation Committee”) appointed by the Board. The Valuation Committee is comprised of certain members of management as identified to the Board and convenes independently from portfolio management. All internally fair valued securities, referred to below, are updated daily and reviewed in detail by the Valuation Committee monthly unless changes occur within the period. The Valuation Committee reviews the validity of the model inputs and any changes to the model. Quarterly internal fair valuations are reviewed and ratified by the Board.

The Fund utilizes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The Fund’s policy is to recognize transfers between levels at the end of the reporting period. -

•	Level 1 – quoted prices in active markets for identical securities (security types generally include listed equities).
•	Level 2 – prices determined using other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
•	Level 3 – prices determined using significant unobservable inputs (including the Valuation Committee’s own assumptions in determining the fair value of investments).

A description of the valuation techniques applied to the Fund’s major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Equity securities are valued at the official closing price (typically last sale) on the exchange on which the securities are primarily traded or, if no closing price is available, at the last bid price and are categorized as Level 1 in the hierarchy. Restricted equity securities and private placements that are not widely traded, are illiquid, or are internally fair valued by the Valuation Committee, are generally categorized as Level 3 in the hierarchy.

Certain non-U.S. securities may be fair valued in cases where closing prices are not readily available or are deemed not reflective of readily available market prices. For example, significant events (such as movement in the U.S. securities market, or other regional and local developments) may occur between the time that non-U.S. markets close (where the security is principally traded) and the time that the Fund calculates its net asset value (“NAV”) (at the close of regular trading on the New York Stock Exchange (“NYSE”), generally 4 p.m. Eastern time) that may impact the value of securities traded in these non-U.S. markets. In such cases the Fund fair values non-U.S. securities using an independent pricing service which considers the correlation of the trading patterns of the non-U.S. security to the intraday trading in the U.S. markets for investments such as ADRs, financial futures, exchange-traded-funds (“ETFs”), and certain indexes, as well as prices for similar securities. Such fair valuations are categorized as Level 2 in the hierarchy. Because the frequency of significant events is not predictable, fair valuation of certain non-U.S. common stocks may occur on a frequent basis.

Debt securities, including restricted securities, are valued based on evaluated quotations received from independent pricing services or from dealers who make markets in such securities. For most bond types, the pricing service utilizes matrix pricing that considers one or more of the following factors: yield or price of bonds of comparable quality, coupon, maturity, current cash flows, type, and current day trade information, as well as dealer supplied prices. These valuations are generally categorized as Level 2 in the hierarchy. Structured debt instruments, such as mortgage backed and asset-backed securities, may also incorporate collateral analysis and utilize cash flow models for valuation and are generally categorized as Level 2 in the hierarchy. Pricing services do not provide pricing for all securities and therefore indicative bids from dealers are utilized which are based on pricing models used by market makers in the security and are generally categorized as Level 2 in the hierarchy. Debt securities that are not widely traded, are illiquid, or are internally fair valued by the Valuation Committee, are generally categorized as Level 3 in the hierarchy.

Listed derivatives, such as options, that are actively traded are valued based on quoted prices from the exchange and are categorized as Level 1 in the hierarchy. Over-thecounter derivative contracts, which include forward currency contracts and equity-linked instruments, do not require material subjectivity as pricing inputs are observed from actively quoted markets and are categorized as Level 2 in the hierarchy.

Investments in open-end mutual funds are valued at NAV. Investments in closed-end funds are valued as of the close of regular trading on the NYSE each business day. Both are categorized as Level 1 in the hierarchy.

5. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates, and those differences could be significant.

6. Compliance

No significant accounting policies will change as a result of the proposed Reorganization, specifically, policies regarding valuation and Subchapter M compliance. The accounting survivor in the proposed Reorganization will be the Successor Fund.

7. Federal Income Tax Information (reported in 000’s)

DCA has capital loss carryovers which, may be used to offset capital gains, as follows:

Expiration year:

2017 - $57,671

2018 - $12,736

Total - $70,407

ZF will succeed to capital loss carryforwards (and certain unrealized built-in losses), if any, of DCA, which will be subject to the tax loss limitation rules described below because DCA will undergo an ownership change for US federal income tax purposes, and such limitations might be significant. For a Fund that undergoes an “ownership change,” the Code generally limits the amount of pre-ownership change losses that may be used to offset post- ownership change gains to a specific “annual loss limitation amount” (generally the product of (i) the fair market value of the stock of such Fund, with certain adjustments, immediately prior to the Reorganization and (ii) a rate established by the IRS). Subject to certain limitations, the unused portion of these losses may be available in subsequent years, subject to the remaining portion of any applicable capital loss carryforward limit, as measured from the date of recognition.

Due to the operation of these tax loss limitation rules, it is possible that shareholders of DCA or shareholders of ZF would receive taxable distributions of short-term and long-term capital gains earlier than they would have in the absence of the Reorganization. Such taxable distributions will be treated either as ordinary income (and not as favorably taxed “qualified dividend income”) if such capital gains are short term or as favorably taxed capital gain dividends if such capital gains are long term. The actual financial effect of the loss limitation rules on a shareholder of a Fund whose losses are subject to the loss limitation rules would depend on many variables, including such Fund’s expected growth rate if the Reorganization were not to occur (i.e., whether, in the absence of the Reorganization, the Fund would generate sufficient capital gains against which to utilize its capital loss carryforwards prior to their expiration (and certain realized built-in losses), in excess of what would have been the “annual loss limitation amount” were the Reorganization to occur), the timing and amount of future capital gains recognized by the combined fund if the Reorganization were to occur, and the timing of a historic Fund shareholder’s disposition of its shares (the tax basis of which might, depending on the facts, reflect that shareholder’s share of such Fund’s capital losses). Shareholders of the Funds should consult their own tax advisors in this regard.

In addition, for five years beginning on the Closing Date of the Reorganization, the combined fund will not be allowed to offset certain pre-Reorganization built-in gains attributable to one Fund that is a gain corporation with capital loss carryforwards (and certain built-in losses) attributable to the other Fund.

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368 of the Code. As a condition to the closing of the Reorganization, the Funds will receive an opinion from the law firm of Sullivan & Worcester LLP to the effect that, based upon certain facts, assumptions, and representations, while not free from doubt, the Reorganization contemplated by the Plan will, for federal income tax purposes, qualify as a tax-free reorganization described in section 368(a) of the Code, and that each Fund will be “a party to a reorganization,” within the meaning of section 368(b) of the Code.